AGENIX LIMITED
11 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website: www.agenix.net

04010623

SEC MAIL RECEIVED PROCESSING
MAR 15 2004
WASH, D.C. 187 SECTION

SEC#82-5258

05 March 2004

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

SUPPL

82-34639

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange on 5 March 2004.

We are providing a copy of this announcement by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

PROCESSED
MAR 17 2004
THOMSON FINANCIAL

Neil Leggett
Company Secretary

dlw 3/17

AGENIX

Company Announcement

Change in Substantial Shareholding
Form 604

Friday 5 March 2004

Attached is a Notice of Substantial Shareholder's Interests/Change in Interests/Cessations of Interests dated 4 March 2004

Neil Leggett
CFO/Company Secretary

Agenix Limited
11 Durbell Street
Acacia Ridge
Queensland 4110
Australia

Attn: Neil Leggett, Company Secretary

Fax: 61 7 3370 6347

Dear Sirs,

Notice of Substantial Shareholder's Interests/ Change in Interests/Cessation of Interests

With regard to the recent transaction(s) of Agenix Limited shares, I/we hereby notify you that I am/we are a substantial shareholder of the company identified below which is listed on ASX and the particulars of my/our interest(s) in the shareholdings of the listed company are as follows:-

Name of substantial shareholder:	Chew Leong Chee
Name of listed company:	Agenix Limited
Date interest was acquired/changed:	03/03/2004
Date of notice given to the listed company:	04/03/2004
Name of registered holder:	Macondray & Company, Inc. (Under UOB Kay Hian Ltd Nominees a/c)
Circumstance giving rise to the interest:	Sales in open market at own discretion

Information relating to shares held in the name of registered holder:

No. of shares which are the subject of the transaction:	1,000,000
% of issued share capital:	0.64%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$0.700
No. of shares held before the transaction:	4,000,000
% of issued share capital :	2.56%
No. of shares held after the transaction:	3,000,000
% of issued share capital :	1.92%

Holdings of Substantial Shareholder including direct and deemed interest:

	Deemed	Direct
No. of shares held before the transaction:	8,809,993	500,000
% of issued share capital :	5.65%	0.32%
No. of shares held after the transaction:	7,000,000	-
% of issued share capital :	4.49%	-
Total shares :	7,000,000	-

Details of Deemed Interests after the transaction:

ARC Ventures Ltd	:	500,000	(shares held under UOB Kay Hian Ltd Nominees)
Macondray & Company Inc.	:	3,000,000	(shares held under UOB Kay Hian Ltd Nominees)
Pontirep Investment Ltd	:	1,000,000	(shares held under UOB Kay Hian (HK) Ltd Nominees)
	:	2,500,000	(shares held under UOB Kay Hian Ltd Nominees)

My/our contact details, should you have any queries regarding this Notice and its contents are as follows:-

(a) Telephone number:- (65) 6323 1800
(b) Name of contact person :- Clara Koh/ Tan See Yong
(c) Address:- 78 Shenton Way #28-01 Singapore 079120

Yours faithfully,

Chew Leong Chee

Date : 04/03/2004